Filed by Duke Energy Corporation
Commission File No. 1-4928
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Duke Energy Holding Corp.
Commission File No. 132-02302

Northern Region
June 28, 2005

Joe Crapster

Director, Investor Relations

Forward Looking Statements

This document includes statements that do not directly or exclusively relate to historical facts.  Such statements are
“forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the
Securities Exchange Act of 1934.  These forward-looking statements include statements regarding benefits of the proposed mergers and Restructuring Transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth.  These statements are based on the current expectations of management of Duke and Cinergy.  There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document.  For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the mergers and the restructuring transactions may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction;
(9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and
(10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke and Cinergy are set forth in their respective filings with the Securities and
Exchange Commission ("SEC"), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively.  Duke and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Deer Holding Corp., which will include a joint proxy statement of Duke and Cinergy, and other materials will be filed with the SEC.  WE
URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND
THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL
CONTAIN IMPORTANT INFORMATION ABOUT DUKE, CINERGY, DEER HOLDING CORP., AND THE
PROPOSED TRANSACTION.  Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about Duke and Cinergy at http://www.sec.gov, the SEC's website.  Free copies of Duke’s SEC filings are also available on Duke’s website at www.duke-energy.com/investors, and free copies of Cinergy’s SEC filings are also available on Cinergy’s website at www.cinergy.com/investors.

Participants in the Solicitation

Duke, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke’s or Cinergy’s stockholders with respect to the proposed transaction.  Information regarding the officers and directors of Duke is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 31, 2005.  Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 Annual
Meeting filed with the SEC on March 28, 2005.  More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.

This document includes certain non-GAAP financial measures as defined under
SEC Regulation G.  A reconciliation of those measures to the most directly comparable GAAP measures is included in the printed version of these slides which can be downloaded from our investor relations websites at:

www.duke-energy.com/investors/financial/gaap/
www.cinergy.com/Investors/Reports_and_Presentations/presentations.asp

Regulation G

Recent DUK Merger History

PanEnergy / Duke Power       1997

DUK acquired Westcoast Energy       2001

DUK / CIN announced      May 2005

Motives for Mergers

1)

Synergy

2)

Tax considerations

3)

Purchase of assets below their replacement costs

4)

Diversification

5)

Gaining control over a large enterprise

Friendly merger – Surviving company stronger if deal financed with stock

“Merger Waves” Largest

Are we about to see a wave in our sector?

           Buffet – Mid American acquire PacifiCorp from Scottish Power

           Exelon – PSEG

Merger Regulation

Social Issues – Who will be CEO, etc.!

1)

Pfizer                Warner-Lambert                   116B

2)

AOL                    TimeWarner                                106B

3)

Exxol                 Mobil                                                          81B

Around

Year

2000

Duke Energy Strategic Rationale

Merger will strengthen business platforms and will increase value immediately and in the longer term

Creates immediate value

DUK board intends to increase the annual dividend 12.7% to $1.24 per share
effective September 2005

Accretive to earnings

Approximately $400 million in gross annual synergies at a steady state

Regulated savings to be shared between customers and shareholders

Increased scale and scope of North American generation

Regulated operations with more than 25,000 MW of generating capacity

Merchant power business with combined 16,000 MW of generating capacity

Merchant power business gains fuel and market diversity

Stand-alone strength for both electric and gas operations provides portfolio flexibility

Electric operations would be in top 5 of largest in US by implied market cap

Gas operations would be the largest in US by implied market cap

As utility and merchant businesses continue to consolidate, Duke Energy will be very well positioned to participate

Transaction Specifics

Delaware holding company – Duke Energy Corporation

Consideration – 100% stock       Debt to equity drops

Cinergy shareholders will receive 1.56 shares of DUK for each
CIN share

Premium of 13.4% based on May 6 closing prices

Post merger, Cinergy shareholders will hold approximately 24%
of Duke shares outstanding (approximately 310 million shares)

Duke Energy’s board intends to increase its annual dividend 12.7%
to $1.24 per share effective with September 2005 dividend

Key Operational Metrics

1.7

0.5

1.2

Gas distribution customers (millions)

47,000

25,000

22,000

Service territory (square-miles)

54,000

19,000

35,000

Generation assets operated (MW) (1)

46,000

14,000

32,000

Generation assets owned (MW) (1)

1.5

7,850

Cinergy

3.7

29,350

Combined

2.2

21,500

Duke

Electric customers (millions)

Number of employees

(1)  Amounts include domestic and international MW and are rounded.

As of December 31, 2004

Lee

Vermillion

Hanging Rock

Washington

Fayette

Cayuga

Wabash River

Edwardsport

Gibson

Miami Wabash

Gallagher

Markland

Noblesville

Connersville

Madison

Conesville

Dick’s Creek

Midwest Generation Assets

East Bend

Miami Fort

Beckjord

Wm. Zimmer

J.M. Stuart

Killen

Duke Midwest merchant generation

Cinergy unregulated generation

Cinergy regulated generation

Cinergy regulated utility service area

IN

OH

WV

KY

IL

MI

CHICAGO

INDIANAPOLIS

COLUMBUS

LOUISVILLE

CINCINNATI

Woodsdale

Henry County

Age

Fuel diversity

Transfer of at least 1500 MW

Emissions

Midwest Regulated Generation Information

Oil

98

33

Indiana

Connersville

Gas

129

4

Indiana

Henry County

Gas

310

1

Indiana

Noblesville

Coal/Oil

160

55

Indiana

Edwardsport

Coal/Oil

966

37-46

Indiana

Wabash River

Coal/Gas/Oil

1,135

11-33

Indiana

Cayuga

Coal

560

45

Indiana

Gallagher

Oil

104

36

Indiana

Miami Wabash

Coal

2,844

27

Indiana

Gibson

SO2:  xx  NOx:  xx

7,055

Gas

704

5

Ohio

Madison

Hydro

45

38

Indiana

Markland

Cinergy Regulated

Emissions
(Lbs/MMBtu)

Fuel Source

Net Capacity
(MW)

Age
(years)

Location

Plant

Midwest Unregulated Generation Information

Coal

312

32

Ohio

Conesville

Coal/Oil

962

28-47

Ohio

Miami Fort

Gas

564

12

Ohio

Woodsdale

Gas

172

37

Ohio

Dick’s Creek

Coal

604

14

Ohio

Wm. Zimmer

Coal/Oil

1,107

22-46

Ohio

Beckjord

Coal

414

24

Kentucky

East Bend

Duke Energy

SO2:  xx  NOx:  xx

5,246

Coal

198

23

Ohio

Killen

Coal

913

33

Ohio

J.M. Stuart

Cinergy Unregulated

SO2:  0  NOx:  0.02

3,600

Gas

620

2

Ohio

Hanging Rock #2

Gas

620

2

Ohio

Hanging Rock #1

Gas

620

2

Pennsylvania

Fayette

Gas

620

3

Ohio

Washington

Gas

640

4

Illinois

Lee (peaker)

Gas

480

5

Indiana

Vermillion (peaker)

Emissions
(Lbs/MMBtu)

Fuel
Source

Net Capacity
(MW)

Age
(years)

Location

Plant

Regulatory Timeline

State regulatory approvals

File applications by June 30

Expect approvals within 9 months
after filing

FERC

Filing expected in July

Expect approvals within 10 months
after filing

SEC

Approval expected 4 – 6 weeks
after obtaining all state and FERC
regulatory approvals

Other filings include DOJ, NRC, etc.

Selected Investor-Owned
Electric Utility Holding Companies

For Illustration only

Merger Cost Savings

Approximately $400 million in
annual pre-tax cost savings, before
costs to achieve, by year 3

Savings are ~50% non-regulated
and 50% regulated, before sharing
between customers and
shareholders

Costs-to-achieve largely incurred
by end of year 2

~ 40% expensed

~ 60% capitalized

Rapid integration approach to
achieve Day-1 readiness and
accelerate savings realization

Five-Year Savings Summary
 ($ in millions)

~$275

~$350

($425)

($175)

~$400

($50)

~$425

($40)

~$450

Year 1

Year 2

Year 3

Year 4

Year 5

Pre-tax savings

Costs to achieve

Other Considerations

Initial Board of Directors – 10 named by Duke, 5 named by
Cinergy

Corporate headquarters – Charlotte, North Carolina

Headquarter offices for PSI – Plainfield, Indiana

Headquarter offices for CG&E and Union Light Heat & Power –
Cincinnati, Ohio

Duke Power will continue to be headquartered in Charlotte

Duke Energy Gas Transmission (DEGT) and certain commercial
operations will remain in Houston, Texas

Headquarter offices for Duke Energy Field Services – Denver,
Colorado

Headquarter offices for Crescent Resources – Charlotte

Gas Operations

Electric Operations

Other Operations

* Includes Cinergy’s gas distribution activities

Functional Organization

Paul Anderson

Chairman

Jim Rogers

CEO

Fred Fowler

President & CEO

Leadership

to be named

Leadership

to be named

Duke Power

PSI

Merchant Generation

International

CG&E*

Gas Pipelines

Field Services

Union Gas

Crescent

Corporate

Total Shareholder Return

September 30, 1988 through December 31, 2004

Source:  Bloomberg Financial Markets LLC

Duke Energy Corporation  -  Investment Recommendation Summary as of  June 16, 2005

Firm

Analyst (back-up)

Recom

FC Rec

Target

2005

2006

3

n/a

1.50

1.55

1

n/a

1.55

n/a

3

$30

1.58

1.90

3

$26

1.55

1.60

3

n/a

1.55

1.65

3

$27

1.57

1.71

2

$31

1.56

1.77

3

$28

1.62

1.81

3

$30

1.65

1.70

3

$29

1.62

1.71

3

$27

1.66

1.89

4

n/a

n/a

n/a

3

n/a

1.55

n/a

1

$33

1.57

1.65

3

n/a

1.45

1.55

3

$27

1.51

n/a

1

$31

1.65

1.80

3

n/a

1.50

n/a

3

$28

1.50

1.65

3

n/a

1.55

1.65

3

$28

1.55

1.70

2

$32

1.62

1.74

1

$30

1.60

1.85

3

$30

1.55

1.70

3

n/a

1.60

1.80

A.G. Edwards

Argus Research

Atlantic Equities

B of A Securities

BB&T Capital

Bernstein Securities

BMO Nesbitt Burns

Calyon Securities

CIBC

CSFB

Deutsche Bank

Goldman Sachs

Hilliard Lyons

Howard Weil

J.P. Morgan

Janney Montgomery

Jefferies & Co.

Keybank Capital Markets

Lehman Brothers

Merrill Lynch

Morgan Stanley

RBC  Capital

Smith Barney Citigroup

UBS (US)

Wachovia Securities

Wells Fargo

Tim Winter (Jonathan Reeder)

Gary Hovis

Nathan Judge

Shelby Tucker

Robert Chewning (Michael Creager)

Hugh Wynne

Karen Taylor (Andrew Shufelt)

Craig Shere (Patrick Keane)

Matthew Akman (Alda Pavao)

Dan Eggers (Sebastian Iannariello)

Robert Rubin (Stephen Levine)

David Maccarrone

David Burks

Rebecca (Becca) Followill (Jonathan Robert)

Andy Smith (Brooke Mullin)

David Schanzer (Heike Doerr)

Paul Fremont (Debra Bromberg)

Paul Ridzon

Dan Ford (Tom O'Neill)

Steve Fleishman (Jonathan Arnold)

Scott Soler

Maureen Howe (Robert Kwan)

Greg Gordon (Marc Minikes)

Ronald Barone (Shalini Mahajan)  (Jay Tobin)

Tom Hamlin (John White)

Ali Agha (Ed Yuen)

Hold

Buy

Neutral

Neutral

Hold

Marketperform

Outperform

Neutral

Marketperform

Neutral

Hold

Underperform

Neutral

Buy

Neutral

Hold

Buy

Hold

Equal Weight

Neutral

Equal Weight

Outperform

Hold

Neutral

Marketperform

Hold

3

n/a

1.55

1.65

Mean Estimates

2.7

$29

$1.56

$1.70

Based on First Call

Management Incentive Target for 2005: $1.60

2nd Qtr '05

$0.38

1=Buy   3=Hold   5=Sell

Analysts not on First Call

1

2

3

4

5

6

7

8

9

10

11

12

13

14

15

16

17

18

19

20

21

22

23

24

25

Morgan Stanley

Assessing the Duke/Cinergy Proposed Merger

Duke and Cinergy (CIN, EW, $42) announced a definitive merger agreement Transaction, if approved, will likely take up to 18 months to close, in our estimation. We estimate the transaction to have
$0.10 to $0.17 of EPS accretion to DUK over the next three years.
Expected cost savings to be $400 million, of which approximately
$175 million is for regulated operations and will likely be shared with ratepayers.

Summary of Sell Side Analysts’ Reports

Deutsche

We really don't get it...

We are maintaining our Hold on DUK.  While we are in the process of working through our model to revise our 2007 estimate to reflect the CIN operations, we do not expect to change our Hold
recommendation.

Lehman Brothers

Duke Energy and Cinergy Agree to Merge. 2 Equal Weight.

Deal likely takes 12-18 months to close with state approvals (IN, KY,
NC, OH, SC and Ontario, Canada) and FERC, NRC, DOJ and SEC
(PUHCA) federally.

JP Morgan

Ohio Market Appears to Compel Deal; Unknown Until 2009.

DUK and CIN announced an all stock deal today. Each share of CIN would be exchanged for 1.56 shares of DUK, a premium of 13.4%
on May 6 closing prices. DUK expects gross annual synergies of
$400M (before costs to achieve of nearly $700M) and expects a summer 2006 closing following various regulatory approvals. We believe synergy expectations appear reasonable but believe deal close timing may be aggressive.

Jefferies & Company

Mister Rogers, Won’t You be My Neighbor.

Duke Energy’s Board of Directors announced that it intends to increase Duke’s dividend by 12.7% or 14 cents per share to $1.24 per share effective September 2005.

Merrill Lynch

Seeking "CIN"ergies.

We remain Neutral on DUK following the joint meeting with CIN management yesterday.  While the merger has positive financials,
DUK's valuation already included some positive transaction value.

Janney

Good Looking Merger With Cinergy.

Duke Energy and Cinergy announced merger plans under an
agreement that one share of Cinergy would convert into 1.56 shares of DUK. After the merger, Cinergy shareholders will own roughly
24% of Duke.

Atlantic Equities

Downgrading to Neutral; Reducing price target to $29 and EPS
Estimates.

The stock has risen 77% since our upgrade in 2003. Now, the
reasons why we were bullish are now fully reflected in the share price and future catalysts we were focused on to drive further shareholder value have now been clearly communicated to the
market. Further evidence that this is last chapter in the Duke recovery story is that the Duke management instrumental in turning around the company is leaving. Investors may be disappointed with this.

Summary

Merger will enhance strong business platforms

Creates immediate and long-term value

Increased scale and scope provides greater portfolio
flexibility

Merchant power business gains fuel and geographic
diversity

12.7% increase to current Duke annual dividend

Maintains dividend neutrality for Cinergy shareholders

As utility and merchant businesses continue to consolidate,
Duke Energy will be well positioned to participate

Closing is expected in summer 2006

28

Forward-Looking Statements

This document includes statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and Restructuring Transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the transaction may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke and Cinergy are set forth in their respective filings with the Securities and Exchange Commission (“SEC”), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Duke Energy Holding Corp., which includes a joint proxy statement of Duke and Cinergy, and other materials has been filed with the SEC on July 1, 2005. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DUKE, CINERGY, DUKE ENERGY HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors may obtain free copies of the registration statement and proxy statement as well as other filed documents containing information about Duke and Cinergy at http://www.sec.gov, the SEC’s website. Free copies of Duke’s SEC filings are also available on Duke’s website at www.duke-energy.com/investors, and free copies of Cinergy’s SEC filings are also available on Cinergy’s website at www.cinergy.com/investors.

Participants in the Solicitation

Duke, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke’s or Cinergy’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.